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                                                                    EXHIBIT 8

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                                                                    EXHIBIT 8



                                  March 1, 1995



Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin  53202

            Re: Federal Income Tax Consequences of Acquisition of Citizens Bank of Delavan

Gentlemen:

            We have acted as counsel for Marshall & Ilsley Corpo- ration ("M&I") in connection with the negotiation and execution of the Agreement and Plan of Reorganization dated August 31, 1994 (the "Agreement") between M&I and Citizens Bancorp of Delavan, Inc. ("Citizens Bancorp").

            The following is a description of the relevant terms of the transaction based on our examination of the Agreement and our understanding of the related factual background. All terms not otherwise defined herein shall have the same meaning as set forth in the Agreement.

Parties

            M&I, a Wisconsin corporation, is a registered multi-bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). M&I's principal assets are the stock of its subsidiaries. M&I owned, as of December 31, 1994, substantially all of the outstanding capital stock of 34 banks and savings associations with a total of 225 offices in Wisconsin and 12 offices in Arizona. M&I also owns a number of companies engaged in businesses which are closely related to banking, including the businesses of data processing, investment management, trust services, mortgage banking, investment advice, commercial leasing, venture capital, brokerage services and credit card processing. M&I Stock is listed on the National Association of Securities Dealers Automated Quotations/National Market System (the "NASDAQ/NMS").

            M&I Interim Corp. ("Interim"), a Wisconsin corporation, is a wholly-owned subsidiary of M&I organized solely for the purpose of effecting the merger of Citizens Bancorp with and into Interim (the "Merger").

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            Citizens Bancorp, a Wisconsin corporation, is a registered one-
bank holding company under the BHCA. Its principal asset is 100% of the stock of Citizens Bank of Delavan (the "Bank").

            The Bank, a Wisconsin state bank, provides retail and commercial banking services for customers in Walworth County in Wisconsin.

Proposed Transaction

            Pursuant to Section 1.01 of the Agreement, at the Effective Time, Citizens Bancorp will be merged with and into Interim. Under Section 2.02 of the Agreement, each share of Bancorp Stock outstanding at the Effective Time, other than treasury shares and Dissenting Shares, will be converted into the right to receive 305.85 shares of M&I Stock. Under Section 2.03 of the Agreement, each shareholder of Citizens Bancorp will receive cash in lieu of any fractional shares of M&I Stock to which he would otherwise be entitled in the Merger.

            Immediately after the Merger, the corporation formed by the merger of Citizens Bancorp into Interim (the "Surviving Corporation") will be merged upstream into M&I in a transaction which will be treated as a liquidation for tax purposes. This will result in M&I owning directly all of the stock of the Bank. Thereafter, the Bank will change its name to M&I Bank of Delavan.

            With regard to M&I's purpose for entering into the Agreement, M&I believes the acquisition of the Bank will allow M&I to enter and expand its operations in the part of the state in which the Bank is located and to enhance efficiencies through the consolidation of duplicate operations. M&I believes that the Bank represents a unique partner for M&I's expansion as the markets served by the Bank and its product offerings provide an excellent complement to those of M&I.

            From the perspective of Citizens Bancorp and the Bank, the affiliation with M&I will give the Bank access to a range of financing alternatives to raise capital which are not available to a single bank. In addition, the Bank, through its affiliation with M&I, will be able to improve and expand its services and take advantage of the expertise contained in the larger M&I organization. Further, the Bank will be able to participate with other banks owned by M&I in extending credit to customers whose needs could not be met by the Bank standing alone.

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Factual Representations

            In rendering our opinion, we have relied on representations received from M&I, Citizens Bancorp or shareholders holding at least five percent of the Bancorp Stock, where appropriate, as to the following:

            1. The Citizens Bancorp shareholders who own at least five percent of the Bancorp Stock, and to the best of the knowledge of Citizens Bancorp's management, the remaining Citizens Bancorp shareholders, have no plan or intention to sell, exchange or otherwise dispose of a number of shares of M&I Stock received in the Merger that would reduce the shareholders' ownership of M&I Stock to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of their former collective interests in the Bancorp Stock as of the same date. For purposes of this representation, shares of Bancorp Stock exchanged for cash in lieu of fractional shares of M&I Stock will be treated as outstanding Citizens Bancorp Stock at the Effective Time. Moreover, M&I Stock and Bancorp Stock which is otherwise sold, redeemed or disposed of before or after the Effective Time will be considered in making this representation.

            2. Interim will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Citizens Bancorp immediately prior to the Merger. For purposes of this representation, amounts paid by Citizens Bancorp to dissenters, amounts used by Citizens Bancorp to pay its reorganization expenses, amounts paid by Citizens Bancorp to shareholders who receive cash or other property, and all redemptions and distributions (except for regular, normal dividends) made by Citizens Bancorp immediately preceding the transfer will be included as assets of Citizens Bancorp held immediately prior to the Merger.

            3. M&I has no plan or intention to reacquire any of its stock issued in the Merger; however, M&I has an ongoing program to repurchase its stock in the open market.

            4. Neither Interim nor M&I has any plan or intention to sell or otherwise dispose of any of the assets of Citizens Bancorp acquired in the transactions, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by the Bank.

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            5.    The liabilities of Citizens Bancorp, if any, assumed by
Interim and the liabilities to which the transferred assets of Citizens Bancorp are subject, if any, were incurred by Citizens Bancorp in the ordinary course of its business.

            6. Following the transaction, M&I will use a significant portion of Citizens Bancorp's historic business assets in a business.

            7. M&I, Interim, Citizens Bancorp and its shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

            8. There is no intercorporate indebtedness existing between Interim or M&I, on the one hand, and Citizens Bancorp, on the other, that was issued, acquired or will be settled at a discount.

            9. M&I does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of Citizens Bancorp.

            10. The fair market value of the assets of Citizens Bancorp transferred to Interim will equal or exceed the sum of the liabilities assumed by Interim, if any, plus the amount of liabilities, if any, to which the transferred assets are subject.

            11. None of the compensation received by any shareholders who are employees of Citizens Bancorp or the Bank ("shareholder-employees") will be separate consideration for, or allocable to, any of their shares of Bancorp Stock. None of the shares of M&I Stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement. Compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

            12. The payment of cash in lieu of fractional shares of M&I Stock is solely for the purpose of avoiding the expense and inconvenience to M&I of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the Citizens Bancorp shareholders instead of issuing fractional shares of M&I Stock will not exceed one percent of the total consideration that will be issued to the Citizens Bancorp shareholders in exchange for their shares of Bancorp Stock.

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Conclusions

            Based on (i) our examination of the Agreement, (ii) the foregoing description and representations set forth above, (iii) the foregoing description and the representations set forth above remaining true in all material respects at the Effective Time, (iv) holders of not more than 5% in the aggregate of the Bancorp Stock dissenting from the Merger and (v) assuming that the transaction is consummated in accordance with the terms of the Agreement, it is our opinion for federal income tax purposes:

            l. The formation of Interim and the Merger, followed by the merger of the Surviving Corporation into M&I (treated as a liquidation for federal income tax purposes), will be disregarded for federal income tax purposes, and the transaction will be treated as an acquisition of substantially all of the assets of Citizens Bancorp by M&I in exchange for M&I Stock and the assumption of the liabilities, if any, of Citizens Bancorp plus the liabilities, if any, to which such assets are subject. Rev. Rul. 67-274, 1967-2 CB 141.

            2. The acquisition by M&I of substantially all of the assets of Citizens Bancorp solely in exchange for M&I Stock and the assumption by M&I of the liabilities, if any, of Citizens Bancorp plus the liabilities to which such assets are subject, as described above, followed by the distribution of the M&I Stock to the Citizens Bancorp shareholders in exchange for all their shares of Bancorp Stock in complete liquidation of Citizens Bancorp will be a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

            3. Pursuant to Code Sections 361 and 357(a), no gain or loss will be recognized to Citizens Bancorp upon the transfer of substantially all of its assets to M&I in exchange for M&I Stock, and the assumption by M&I of the liabilities of Citizens Bancorp, if any.

            4. Pursuant to Code Section 1032(a), no gain or loss will be recognized by M&I upon the receipt of the Citizens Bancorp assets in exchange for M&I Stock.

            5. Pursuant to Code Section 362(b), the basis of the assets of Citizens Bancorp in the hands of M&I will be, in each instance, the same as the basis of those assets in the hands of Citizens Bancorp immediately prior to the proposed transaction.

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            6.    Pursuant to Code Section 1223(2), the holding period of
Citizens Bancorp's assets in the hands of M&I will include the period during which the assets were held by Citizens Bancorp.

            7. Pursuant to Code Section 354(a)(1), no gain or loss will be recognized to the shareholders of Citizens Bancorp upon the receipt of M&I Stock in exchange for Bancorp Stock.

            8. Pursuant to Code Section 358(a)(1), the basis of the M&I Stock received by the Citizens Bancorp shareholders will be the same as the basis of the Bancorp Stock received in exchange therefor.

            9. Pursuant to Code Section 1223(1), the holding period of the M&I Stock received by the Citizens Bancorp shareholders will include the period during which the Citizens Bancorp Stock was held, provided that such stock is held as a capital asset in the hands of the Citizens Bancorp shareholders on the date of the exchange.

            10. The payment of cash to the Citizens Bancorp shareholders in lieu of fractional shares of M&I Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed. These payments will be treated as having been received as distributions in full payment in exchange for stock redeemed as provided in Code Section 302(a). Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.

            11. Where a dissenting shareholder receives solely cash in exchange for his Bancorp Stock, such cash will be treated as having been received by the stockholder as a distribution in redemption of his Bancorp Stock subject to the provisions and limitations of Code Section 302. Rev. Rul. 74-502, 1974-2 C.B. 116.

            Our opinion is not, nor should it be construed or relied upon as, a guaranty, nor is it in any way binding on the Internal Revenue Service. It is intended only to reflect our best professional judgment as to the matters set forth herein as of the date hereof.

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            We consent to the use of this opinion as an exhibit to the
Registration Statement. In giving this consent, however, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

                                    Very truly yours,



                                    GODFREY & KAHN, S.C.